Exhibit 99.21

Rio Tinto plc
Transactions in Own Shares
21 March 2006

Rio Tinto plc announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of 10p each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	21 March 2006
Number of ordinary shares transferred:	50,249
Highest transfer price per share:	1263p
Lowest transfer price per share:	1263p

Following the above purchase, Rio Tinto plc holds 11,225,626 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,061,014,045.

Rio Tinto plc today acquired through JPMorgan Cazenove Limited 140,000 of its ordinary shares at an average price of 2707.6242 pence per ordinary share. The purchased shares will all be held as treasury shares.

Following the above purchase, Rio Tinto plc holds 11,365,626 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,060,874,045.

For further information, please contact:

Investor Relations
Nigel Jones
Office: +44 (0) 20 7753 2401
Mobile: +44 (0) 7917 227 365

Secretarial Department
Matthew Whyte
Office: +44 (0) 20 7753 2317

Website: www.riotinto.com